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                                                                    Exhibit 11.1




                                MID OCEAN LIMITED

                 STATEMENT OF COMPUTATION OF EARNINGS PER SHARE
                   YEARS ENDED OCTOBER 31, 1996, 1995 AND 1994

                (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
               EXCEPT FOR NUMBER OF SHARES AND EARNINGS PER SHARE)


                                      -------------------------------------------------------------------------------------
                                             1996                           1995                          1994
                                      Primary          Fully        Primary        Fully            Primary          Fully
                                                     Diluted                     Diluted                           Diluted
                                      -------------------------------------------------------------------------------------
Net Income                           $211,644       $211,644       $182,935     $182,935            $90,978        $90,978

Number of Shares
Weighted average
shares outstanding                 34,453,134     34,453,134     35,657,570    35,657,570        36,234,313     36,234,313

Incremental shares of
outstanding options (1)               434,588        451,297        271,243       318,597           228,575        233,511

Incremental shares
of outstanding stock options
of Mid Ocean (2)                    1,951,235      1,997,912      1,417,690     1,555,992         1,272,536      1,287,915
                                    ---------      ---------      ---------     ---------         ---------      ---------

                                   36,838,957     36,902,343     37,346,503    37,532,159        37,735,424     37,755,739
                                   ----------     ----------     ----------    ----------        ----------     ----------

Earnings per share:                     $5.75          $5.74          $4.90         $4.87             $2.41          $2.41
                                        =====          =====          =====         =====             =====          =====

(1) As of October 31, 1996, the Company has 903,454 (1995: 947,838; 1994:
894,838) options outstanding. The dilution on a primary basis would be the equivalent of approximately 434,588 (1995: 271,243; 1994: 228,575) shares, using the treasury stock method, based on the average market price.

(2) As of October 31, 1996, Mid Ocean has 560,645 (1995: 560,645; 1994: 560,645)
options outstanding. Each holder of Mid Ocean options has entered into a put/call agreement which entitles it to put the shares of Mid Ocean issued upon the exercise of its options to the Company in exchange for, at the election of the Company, shares of the Company having a fair market value or an amount of cash equal to the fair market value of the Mid Ocean shares so put. Such agreements also permit the Company to call any Mid Ocean shares so issued in exchange for shares of the Company having a fair market value equal to the fair market value of the Mid Ocean shares so called. Dilution on a primary basis would be the equivalent of 1,951,235 (1995: 1,417,690; 1994: 1,272,536) shares using the treasury stock method, based on the receipt of six shares of the Company for each share of Mid Ocean common stock issued upon the exercise of the options and the average market price for the year.